FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025
Commission File Number: 001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated February 25, 2025, of Diana Shipping Inc. (the "Company"), announcing the Company’s financial results for the fourth quarter and year ended December 31, 2024.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-266999 and 333-280693) that were filed with the U.S. Securities and Exchange Commission and became effective on September 16, 2022, and September 9, 2024, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: February 25, 2025	By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Chief Financial Officer

Exhibit 99.1
Corporate Contact:
Ioannis Zafirakis
Director, Co-Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2024; DECLARES CASH
DIVIDEND OF $0.01 PER COMMON SHARE FOR THE FOURTH QUARTER 2024

ATHENS, GREECE, February 25, 2025 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today reported net income of $9.7 million and a net income attributed to common stockholders of $8.3 million for the fourth quarter of 2024. This compares to net income of $9.4 million and net income attributed to common stockholders of $7.9 million for the fourth quarter of 2023. Earnings per share for the fourth quarter of 2024 were $0.07 basic and $0.02 diluted, compared to earnings per share of $0.08 basic and $0.06 diluted in the same quarter of 2023.

Time charter revenues were $57.1 million for the fourth quarter of 2024, compared to $60.0 million for the same quarter of 2023. The decrease in time charter revenues, compared to the same quarter last year, was due to decreased ownership days.

Net income for 2024 amounted to $12.7 million and net income attributed to common stockholders amounted to $7.0 million. This compares to net income of $49.8 million and net income attributed to common stockholders of $44.1 million for 2023. Time charter revenues for 2024 were $228.2 million, compared to $262.1 million for 2023. Earnings per share for 2024 were $0.06 basic and $0.05 diluted, compared to earnings per share of $0.44 basic and $0.42 diluted for 2023.

Dividend Declaration

The Company has declared a cash dividend on its common stock of $0.01 per share, based on the Company’s results of operations during the fourth quarter ended December 31, 2024. The cash dividend will be payable on March 21, 2025 to all common shareholders of record as of March 12, 2025. As of February 24, 2025, the Company has 113,763,924 common shares issued and outstanding and there were 6,394,709 warrants exercised.

Fleet Employment (As of February 24, 2025)

	VESSEL	SISTER SHIPS*	GROSS RATE (USD PER DAY)	COM**	CHARTERERS	DELIVERY DATE TO CHARTERERS***	REDELIVERY DATE TO OWNERS****	NOTES
	BUILT DWT
9 Ultramax Bulk Carriers
1	DSI Phoenix	A	16,500	5.00%	Bulk Trading SA	6-May-24	1/Aug/2025 - 30/Sep/2025
	2017 60,456
2	DSI Pollux	A	14,000	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd.	28-Dec-23	20/Aug/2025 - 20/Oct/2025
	2015 60,446
3	DSI Pyxis	A	14,250	5.00%	ASL Bulk Marine Limited	24-Sep-23	8-Nov-24
	2018 60,362		13,100	5.00%	Stone Shipping Ltd	8-Nov-24	20/Feb/2026 - 20/Apr/2026
4	DSI Polaris	A	15,400	5.00%	Stone Shipping Ltd	20-Jul-24	1/Jun/2025 - 15/Aug/2025
	2018 60,404
5	DSI Pegasus	A	15,250	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd	5-Sep-24	1/Jun/2025 - 1/Aug/2025
	2015 60,508
6	DSI Aquarius	B	14,500	5.00%	Stone Shipping Ltd	18-Jan-24	6-Dec-24
	2016 60,309		13,300	5.00%	Bunge SA, Geneva	6-Dec-24	6/Oct/2025 - 21/Dec/2025
7	DSI Aquila	B	12,500	5.00%	Western Bulk Carriers AS	11-Nov-23	23-Jan-25
	2015 60,309		12,250	5.00%		23-Jan-25	23/Jun/2025 - 8/Aug/2025	1
8	DSI Altair	B	15,750	5.00%	Propel Shipping Pte. Ltd.	28-Sep-24	1/Nov/2025 - 31/Dec/2025
	2016 60,309
9	DSI Andromeda	B	13,500	5.00%	Bunge SA, Geneva	27-Nov-23	28/Feb/2025 - 20/Apr/2025	2
	2016 60,309
6 Panamax Bulk Carriers
10	LETO		16,000	5.00%	ASL Bulk Shipping Limited	3-May-24	6-Mar-25	3
	2010 81,297
11	SELINA	C	12,000	4.75%	Cargill International S.A., Geneva	20-May-23	17-Oct-24
	2010 75,700		10,500	5.00%	Raffles Shipping International Pte. Ltd.	17-Oct-24	1/Mar/2025 - 20/Apr/2025
12	MAERA	C	13,750	5.00%	ST Shipping and Transport Pte. Ltd.	29-Jan-24	15-Dec-24
	2013 75,403		8,400	5.00%	China Resource Chartering Limited	15-Dec-24	20/Sep/2025-20/Nov/2025
13	ISMENE		12,650	5.00%	Paralos Shipping Pte., Ltd.	13-Sep-23	15/Apr/2025 - 30/Jun/2025
	2013 77,901
14	CRYSTALIA	D	13,900	5.00%	Louis Dreyfus Company Freight Asia Pte. Ltd.	4-May-24	4/Feb/2026 - 4/Jun/2026
	2014 77,525
15	ATALANDI	D	14,600	4.75%	Cargill International SA, Geveva	20-Jul-24	1/Jun/2025 - 31/Jul/2025
	2014 77,529
6 Kamsarmax Bulk Carriers
16	MAIA	E	13,000	5.00%	Viterra Chartering B.V.	16-Sep-24	9-Dec-24
	2009 82,193		11,600	5.00%	Paralos Shipping Pte. Ltd.	9-Dec-24	1/Nov/2025 - 31/Dec/2025
17	MYRSINI	E	17,100	5.00%	Cobelfret S.A. Luxembourg	25-Jun-24	11-Feb-25	4
	2010 82,117		13,000	4.75%	Cargill International SA, Geneva	26-Feb-25	1/Jan/2026 - 28/Feb/2026	5
18	MEDUSA	E	14,250	5.00%	ASL Bulk Shipping Limited	14-May-23	21-Feb-25	4
	2010 82,194
19	MYRTO	E	12,650	5.00%	Cobelfret S.A., Luxemburg	15-Jul-23	23-Dec-24
	2013 82,131		12,000	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	23-Dec-24	1/Mar/2026 - 15/May/2026
20	ASTARTE		14,000	5.00%	Paralos Shipping Pte. Ltd.	19-Aug-24	15/Jul/2025 - 15/Sep/2025
	2013 81,513
21	LEONIDAS P. C.		17,000	5.00%	Ming Wah International Shipping Company Limited	22-Feb-24	20/Aug/2025 - 20/Oct/2025
	2011 82,165

9 Ultramax Bulk Carriers
5 Post-Panamax Bulk Carriers
22	ALCMENE		12,000	5.00%	China Steel Express Corporation	30-Sep-24	19-Nov-24	6
	2010 93,193		6,000	5.00%	Lestari Shipping Pte Ltd	28-Dec-24	16-Jan-25
			2,000	5.00%	Pan Ocean Co., Ltd.	16-Jan-25	6-Mar-25	7,8
23	AMPHITRITE	F	15,000	5.00%	Cobelfret S.A., Luxembourg	13-Jan-24	8-Jan-25	9
	2012 98,697		12,100	5.00%		8-Jan-25	1/Jan/2026 - 15/Mar/2026	10
24	POLYMNIA	F	17,500	5.00%	Reachy Shipping (SGP) Pte. Ltd.	8-Jun-24	1/Aug/2025 - 30/Sept/2025
	2012 98,704
25	ELECTRA	G	14,000	4.75%	Aquavita International S.A.	3-Jun-24	15/Oct/2025 - 31/Dec/2025
	2013 87,150
26	PHAIDRA	G	12,250	4.75%	Aquavita International S.A.	9-May-23	12-Oct-24
	2013 87,146		12,000	4.75%		12-Oct-24	1/May/2025 - 15/Jul/2025
8 Capesize Bulk Carriers
27	SEMIRIO	H	14,150	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	18-Aug-23	11-Feb-25
	2007 174,261		16,650	5.00%		11-Feb-25	15/Feb/2026 - 15/Apr/2026
28	NEW YORK	H	16,000	5.00%	SwissMarine Pte. Ltd., Singapore	11-Jun-23	30-Nov-24
	2010 177,773		16,000	5.00%	STX Green Logis Ltd	30-Nov-24	11-Jan-25
			17,600	5.00%	SwissMarine Pte. Ltd., Singapore	11-Jan-25	15/Jan/2026 - 30/Mar/2026	11,12
29	SEATTLE	I	17,500	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	1-Oct-23	15/Jul/2025 - 30/Sep/2025
	2011 179,362
30	P. S. PALIOS	I	27,150	5.00%	Bohai Shipping (HEBEI) Co., Ltd	7-May-24	1/Nov/2025 - 31/Dec/2025
	2013 179,134
31	G. P. ZAFIRAKIS	J	26,800	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	16-Sep-24	16/Aug/2026 - 16/Nov/2026
	2014 179,492
32	SANTA BARBARA	J	21,250	5.00%	Smart Gain Shipping Co., Limited	7-May-23	3-Dec-24
	2015 179,426		22,000	5.00%	Mitsui O.S.K. Lines, Ltd.	27-Dec-24	20/Oct/2025 - 20/Dec/2025	13,14
33	NEW ORLEANS		20,000	5.00%	Kawasaki Kisen Kaisha, Ltd.	7-Dec-23	15/Aug/2025 - 31/Oct/2025	14
	2015 180,960
34	FLORIDA		25,900	5.00%	Bunge S.A., Geneva	29-Mar-22	29/Jan/2027 - 29/May/2027	2
	2022 182,063
4 Newcastlemax Bulk Carriers
35	LOS ANGELES	K	28,700	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	20-Jul-24	1/Oct/2025 - 15/Dec/2025
	2012 206,104
36	PHILADELPHIA	K	22,500	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	4-Feb-24	20/Apr/2025 - 20/Jul/2025
	2012 206,040
37	SAN FRANCISCO	L	22,000	5.00%	SwissMarine Pte. Ltd., Singapore	18-Feb-23	28-Feb-25	15
	2017 208,006		26,000	5.00%		28-Feb-25	25/Oct/2026 - 25/Dec/2026	5
38	NEWPORT NEWS	L	20,000	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	20-Sep-23	10/Mar/2025 - 10/Jun/2025
	2017 208,021

*	Each dry bulk carrier is a “sister ship”, or closely similar, to other dry bulk carriers that have the same letter.
**	Total commission percentage paid to third parties.
***	In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
****	Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.
1
Charterers will compensate the Owners at a rate of 115% of the average Baltic Tess 58 Supramax Index as published by the Baltic Exchange on a daily basis or double the vessel’s present charter party rate, whichever is higher, for the excess period commencing from January 10, 2025 until the actual redelivery date.

2	Bareboat chartered-in for a period of ten years.
3	Based on latest information.
4	Currently without an active charterparty. Vessel on scheduled drydocking.
5	Estimated delivery date to the Charterers.
6	Vessel on scheduled drydocking from November 19, 2024 until December 17, 2024.
7	Redelivery date based on an estimated time charter trip duration of about 40 days.
8	Vessel has been sold and it is expected to be delivered to her new Owners by latest March 7, 2025.
9	The charter rate was US$12,250 per day for the first thirty (30) days of the charter period.
10	The charter rate will be US$8,750 per day for the first fifty (50) days of the charter period.
11	The charter rate will be US$6,300 per day for the first trip of the charter period.
12	Vessel currently off hire for drydocking.
13	Vessel on scheduled drydocking from December 3, 2024 until December 27, 2024.
14	Bareboat chartered-in for a period of eight years.
15	Estimated redelivery date from the Charterers.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023

STATEMENT OF INCOME DATA (in thousands of US Dollars)
Time charter revenues	$57,073	$60,016	$228,209	$262,098
Voyage expenses	3,540	3,326	13,607	13,621
Vessel operating expenses	19,215	21,520	82,587	85,486
Net income	9,737	9,382	12,746	49,844
Net income attributable to common stockholders	8,295	7,940	6,977	44,075
FLEET DATA
Average number of vessels	38.0	40.7	38.9	41.1
Number of vessels	38.0	40.0	38.0	40.0
Weighted average age of vessels	11.3	10.5	11.3	10.5
Ownership days	3,496	3,746	14,219	14,986
Available days	3,434	3,739	14,057	14,867
Operating days	3,423	3,727	14,009	14,824
Fleet utilization	99.7%	99.7%	99.7%	99.7%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$15,589	$15,162	$15,267	$16,713
Daily vessel operating expenses (2)	$5,496	$5,745	$5,808	$5,704

Non-GAAP Measures

(1)
Time charter equivalent rate, or TCE, is defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE is a non-GAAP measure, and management believes it is useful to investors because it is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts. TCE is used by management to assess and compare the vessels’ profitability.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Tuesday, February 25, 2025.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link. An accompanying investor presentation also will be available via the webcast link and on the Company’s website. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers) and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers) and providing the Replay ID number 13751556.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

CONSOLIDATED STATEMENTS OF INCOME
	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
REVENUES:
Time charter revenues	$57,073	$60,016	$228,209	$262,098
OPERATING EXPENSES
Voyage expenses	3,540	3,326	13,607	13,621
Vessel operating expenses	19,215	21,520	82,587	85,486
Depreciation and amortization of deferred charges	11,368	11,508	44,691	49,785
General and administrative expenses	8,322	8,364	33,435	32,968
Management fees to a related party	333	333	1,332	1,313
Gain on sale of vessels	-	(329)	(5,799)	(5,323)
Other operating income	(215)	(572)	(422)	(1,464)
Operating income, total	$14,510	$15,866	$58,778	$85,712

OTHER INCOME/(EXPENSE)
Interest expense and finance costs	(11,620)	(12,649)	(47,468)	(49,331)
Interest and other income	2,361	2,129	8,369	8,170
Gain/(loss) on derivative instruments	461	(592)	274	(439)
Loss on extinguishment of debt	-	-	(3,475)	(748)
Gain on deconsolidation of subsidiary	-	-	-	844
Gain/(loss) on related party investments	(1,606)	740	(3,905)	1,502
Gain/(loss) on equity securities	-	2,813	(400)	2,813
Gain on warrants	5,519	1,583	719	1,583
Gain/(loss) from equity method investments	112	(508)	(146)	(262)
Total other expenses, net	$(4,773)	$(6,484)	$(46,032)	$(35,868)

Net income	$9,737	$9,382	$12,746	$49,844
Dividends on series B preferred shares	(1,442)	(1,442)	(5,769)	(5,769)

Net income attributable to common stockholders	8,295	7,940	6,977	44,075

Earnings per common share, basic	$0.07	$0.08	$0.06	$0.44

Earnings per common share, diluted	$0.02	$0.06	$0.05	$0.42
Weighted average number of common shares outstanding, basic	119,087,512	102,910,653	115,956,249	100,166,629
Weighted average number of common shares outstanding, diluted	119,685,417	105,488,012	118,655,243	101,877,142

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	2024		2023	*
ASSETS	(unaudited)

Cash, cash equivalents, restricted cash and time deposits	$207,166	**	$161,592	**
Investments in equity securities	-		20,729
Other current assets	18,443		19,900
Fixed assets	880,145		924,474
Investments in related parties and equity method investments	47,240		24,087
Other noncurrent assets	18,024		15,628
Total assets	$1,171,018		$1,166,410

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt and finance liabilities, net of deferred financing costs	$637,525		$642,772
Other liabilities	28,436		34,617
Total stockholders' equity	505,057		489,021
Total liabilities and stockholders' equity	$1,171,018		$1,166,410

*	The balance sheet data has been derived from the audited consolidated financial statements at that date.
**	Includes time deposits of $64 million and $40 million as of December 31, 2024 and 2023, respectively.

OTHER FINANCIAL DATA (unaudited)
	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023

Net cash provided by/(used in) operating activities	$15,144	$(2,235)	$83,530	$70,380
Net cash provided by/(used in) investing activities	(30,660)	31,037	(39,783)	24,929
Net cash provided by/(used in) financing activities	$7,377	$(16,762)	$(21,673)	$(71,145)